Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile tel: +1.650.233.4564 dkaile@pillsburylaw.com

VIA EDGAR

February 11, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jan Woo, Esq., Legal Branch Chief

Edwin Kim, Esq., Staff Attorney

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Staff Accountant

Re:	Coursera, Inc.

Draft Registration Statement on Form S-1

Submitted January 7, 2021

CIK No. 0001651562

Ladies and Gentlemen:

On behalf of Coursera, Inc. (the “Company”), we are providing this letter supplementally in response to Comment 21 received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 3, 2021 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on January 7, 2021 (the “DRS”). The Company confidentially submitted an amendment to the DRS on February 5, 2021 (the “Amended DRS”). Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

U.S. Securities and Exchange Commission

February 11, 2021

Draft Registration Statement on Form S-1 Submitted January 7, 2021

21. Please provide us with a breakdown of the details of all stock-based compensation awards granted during 2020 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response: In response to the Staff’s comment, the Company has provided below a breakdown of the equity awards granted in 2020 and through the current date (the “Review Period”), as well as the fair value of the underlying common stock used for financial reporting purposes.

Equity Grants and Common Stock Valuation

The Company granted 10,018,200 options and 3,328,900 restricted stock awards (“RSAs”) and restricted stock units (“RSUs”) in 2020. The following tables reflect the date of the option and RSA/RSU grants, the total options and RSAs/RSUs granted, and the fair value of the underlying stock to value such awards for accounting purposes as described under “Changes in the Fair Values of Underlying Common Stock through December 31, 2020 Valuation” below.

Option Grants during the Review Period:

Grant Date	Number of Shares Underlying Options Granted	Exercise Price Per Share	Valuation Report Reference for Exercise Price	Common Stock Fair Value Per Share for Financial Reporting*
2/14/2020	711,950	$7.06	December 2019 Valuation Report	$6.57
2/19/2020	825,000	$7.06	December 2019 Valuation Report	$6.51
3/2/2020	150,000	$7.06	December 2019 Valuation Report	$6.38
3/18/2020	197,500	$7.06	December 2019 Valuation Report	$6.20
4/16/2020	1,251,750	$6.06	March 31, 2020 Valuation Report	$6.76
5/18/2020	647,750	$6.06	March 31, 2020 Valuation Report	$8.16
5/19/2020	1,830,000	$6.06	March 31, 2020 Valuation Report	$8.21

U.S. Securities and Exchange Commission

February 11, 2021

7/16/2020	1,442,250	$7.91	June 30, 2020 Valuation Report	$10.94
8/18/2020	804,000	$7.91	June 30, 2020 Valuation Report	$12.78
8/22/2020	329,500	$7.91	June 30, 2020 Valuation Report	$13.00
9/17/2020	672,500	$7.91	June 30, 2020 Valuation Report	$14.45
10/21/2020	267,000	$15.17	September 30, 2020 Valuation Report	$17.15
11/17/2020	189,000	$15.17	September 30, 2020 Valuation Report	$19.70
11/18/2020	700,000	$15.17	September 30, 2020 Valuation Report	$19.80
11/19/20-2/10/21	none	n/a	n/a	n/a

*

Fair values within 2020 were determined based on a linear daily interpolation of the 409A values discussed below because the Company did not identify a single event that would have caused a material change in the fair value of its common stock during 2020. The exercise price for options granted may be above or below the fair value for financial reporting due to this linear interpolation.

RSA/RSU Grants within the Review Period:

Grant Date	RSA/RSU	Number of Shares Granted	Valuation Report Reference	Common Stock Fair Value Per Share for Financial Reporting*
2/19/2020	RSA	15,000	December 31, 2019 Valuation Report	$6.51
5/19/2020	RSA	15,000	December 31, 2019 Valuation Report	$8.21
8/18/2020	RSU	1,258,100	March 31, 2020 Valuation Report	$12.78
10/21/2020	RSU	22,300	September 30, 2020 Valuation Report	$17.15
11/2/2020	RSU	50,000	September 30, 2020 Valuation Report	$18.29

U.S. Securities and Exchange Commission

February 11, 2021

11/17/2020	RSU	161,100	September 30, 2020 Valuation Report	$19.70
11/18/2020	RSU	339,250	September 30, 2020 Valuation Report	$19.80
12/7/2020	RSU	1,270,000	September 30, 2020 Valuation Report	$21.59
12/10/2020	RSA	6,250	September 30, 2020 Valuation Report	$21.80
12/15/2020	RSU	191,900	September 30, 2020 Valuation Report	$22.35
1/25/2021	RSU	168,800	December 31, 2020 Valuation Report	$23.86	**

*

Fair values within 2020 were determined based on a linear daily interpolation of the 409A values discussed below because the Company did not identify a single event that would have caused a material change in the fair value of its common stock during 2020.

**	Value subject to daily interpolation based on future 2021 valuations and IPO pricing

The Company respectfully refers the Staff to the sections captioned “Common Stock Valuations” and “Stock-Based Compensation” on pages 97-99 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Amended DRS for an explanation of the factors considered by the Company in determining the fair value of its common stock. As discussed in the Amended DRS, the Company notes that the estimate of the fair value per share of the Company’s common stock was determined at each grant date by the Company’s Board of Directors or duly authorized committee thereof (collectively, the “Board”), taking into account several objective and subjective factors to determine the best estimate of fair value of the common stock. These factors included, but were not limited to, periodic independent common stock valuation reports (the “Valuation Reports”) from a professional third-party valuation firm commissioned by the Board. The Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation.

For financial reporting purposes and as further detailed below, for the Review Period, the Company reassessed the fair value of its common stock used in measuring the grant date fair value of the Company’s equity awards by taking into account all

U.S. Securities and Exchange Commission

February 11, 2021

available information at the relevant date, reviewing the events described below since the date of the last Valuation Report and the potential impact of such events on the estimated fair value per share of the Company’s common stock. For grants of equity awards made during periods between Valuation Reports, the Board determined the fair value of the Company’s common stock on the date of grant in part based upon an interpolation of the immediately preceding and immediately following Valuation Reports. The Company believes that this methodology provides the most reasonable basis for the valuation of its common stock given the generally steady increase in the fair value of the Company’s common stock over time and because the Company did not identify any single event that occurred during the periods between the dates of the Valuation Reports that would have caused a material change in fair value. The Company further notes that the Board approved commencing an initial public offering (“IPO”) process in November 2020.

The assessments of the estimated fair value of the Company’s common stock were made by the Company for grants between the dates of the Valuation Reports and were based, in part, by considering several factors, including the following:

•	the prior Valuation Reports;

•	the Company’s actual operating results and financial performance;

•	conditions in the industry and economy in general;

•	the rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock;

•	the likelihood of achieving a liquidity event for the holders of the Company’s common stock, such as an IPO or a sale of the Company, given prevailing market conditions;

•	equity market conditions affecting comparable public companies and the market performance of comparable publicly traded companies;

•	the U.S. and global capital market conditions in general; and

•	the lack of marketability of the Company’s common stock.

Below is the chronological order of how the Company determined the valuation of its common stock, inclusive of each date a Valuation Report was performed through extensive review of the Company, its business, its management, financial performance and plan, capital structure, market and competitors, and the general economy, including significant fluctuations, and any intervening events within the Company or changes in its valuation assumptions and methodology.

The following are the key considerations used by the Board in determining the value of the Company’s common stock at each valuation date.

U.S. Securities and Exchange Commission

February 11, 2021

December 31, 2019 Valuation

For the December 31, 2019 valuation, the Company used the income approach to determine the enterprise value. The income approach was utilized as the primary valuation method due to lack of concurrent financing rounds and uncertainty related to timing of future IPO or merger and acquisition events. The public company market multiple method (“PCMMM”), a form of the market approach, was considered for corroboration of this analysis, but ultimately was not relied upon due to differences between the Company and the selected guideline companies. A significant portion of the companies that were considered most similar to Coursera in terms of operational profile and size were not publicly traded as of the December 2019 Valuation date.

In addition, the Company also considered any private transactions involving its capital shares. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, proximity to other transactions, as well as the valuation date, frequency of similar transactions, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with sufficient access to the Company’s financial information from which to make an informed decision on price.

We considered private transactions of 4,259,396 shares of common stock executed between June 2019 and December 2019, representing, in aggregate, 3.2% of the total fully diluted shares outstanding of the Company at the valuation date, that were executed at a weighted average price of $10.58 per share. Based on consideration of the factors mentioned above, including the low transaction volume, timing of the transactions, and the transactions occurring between unrelated parties with limited or no access to the Company’s financial information, a weighting of 25% was assigned to the private transactions, while a weighting of 75% was assigned to the common stock value from the income approach as discussed above.

The Company concluded that the valuation of the common stock was $7.06 per share as of December 31, 2019 based on the methodologies described above.

March 31, 2020 Valuation

For the March 31, 2020 valuation the price per share decreased from $7.06 to $6.06. The recent emergence and rapid spread of COVID-19 and its potential effects on the overall economy led to uncertainty related to the Company’s future performance and ability to achieve its financial projections in the short-term. The Company utilized an option pricing method (“OPM”) involving both the income approach and the PCMMM market approach to determine the enterprise value. The Company at this time had also not yet hired a CFO and estimating the probability and value of

U.S. Securities and Exchange Commission

February 11, 2021

different liquidity events for a Probability-Weighted Expected Return Method (“PWERM”) analysis was too speculative at the state of development of the Company.

The Company considered private transactions of 4,440,396 shares of common stock executed between September 2019 and January 2020, representing, in aggregate, 3.1% of the total fully diluted shares outstanding of the Company at the valuation date, which were executed at a weighted average price of $10.60 per share. Based on consideration of the factors mentioned above, including the low transaction volume, timing of the transactions, and the transactions occurring between unrelated parties with limited or no access to the Company’s financial information, a weighting of 25% was assigned to these private transactions, while a weighting of 75% was assigned to the common stock value from OPM as discussed above.

The Company concluded that the valuation of its common stock was $6.06 per share as of March 31, 2020 based on the methodologies described above.

June 30, 2020 Valuation

During this period, there was increased user engagement and a positive response to the Company’s product offerings given the Company’s position in the virtual environment amidst the COVID-19 pandemic. With the increased demand for the Company’s offerings, reflecting the impact of the
COVID-19 pandemic, and continued new offerings (including free access to Coursera for Campus, helping governments respond to unemployment, and the launch of Guided Projects), the Company experienced rapid growth during this period. In addition, the capital markets experienced a level of recovery during this period that led to generally favorable market conditions for initial public offerings of technology companies. As a result, management believed that if this trend were to continue into the future there could be an increased likelihood of a liquidity scenario within the next 12 months. Based on these factors, the Company utilized the PWERM in order to allocate the enterprise value to each ownership class as well as contemplate the probability of an IPO within the valuation.

There were two scenarios considered within the PWERM: 1) a scenario involving an IPO/merger/acquisition on/around June 2021 (probability of 40%) and 2) a remain-private scenario (probability of 60%), each of which leveraged different approaches to determine enterprise value. Scenario 1 utilized the PCMMM market approach and Scenario 2 utilized a hybrid method involving both the income approach and the PCMMM market approach to determine enterprise value. For Scenario 1, the Company applied a discount for lack of marketability (“DLOM”) of 17.5% to this scenario. The equity value was estimated based on the Company completing an IPO on a market approach valuation method, based on an analysis of next-twelve-months revenue multiples for a group of guideline public companies.

U.S. Securities and Exchange Commission

February 11, 2021

At the time of the June 2020 valuation, the Company expected to raise $130 million through the issuance of 7,647,059 Series F preferred shares, priced at $17.00 per share. The Company determined that the transaction was at arm’s length and representative of fair market value, as the pricing was negotiated fairly and no strategic, non-financial elements were incorporated into the pricing terms. The probability-weighted marketable basis of the July 2020 Series F preferred financing round was considered as a reasonableness check against the PWERM approach. In the remain-private scenario, the equity value was derived assuming that the Company would not complete an IPO and would remain a privately held company.

The Company considered private transactions of 4,440,396 shares of common stock previously contemplated in the March 2020 valuation, as well as 5,135,662 shares of common stock executed between March 2020 and June 2020, representing, in aggregate, 3.6% of the total fully diluted shares outstanding of the Company at the valuation date, which were executed at a weighted average price of $11.46 per share. Based on consideration of the factors mentioned above, including the low transaction volume, timing of the transactions, and the transactions occurring between unrelated parties with limited or no access to the Company’s financial information, a weighting of 35% was assigned to these private transactions, while a weighting of 65% was assigned to the common stock value from the PWERM as discussed above.

Based on the valuation methodology described above, the Company concluded the value of its common stock was $10.05 per share as of June 30, 2020.

September 30, 2020 Valuation

The increase in demand for the Company’s product offerings seen in the prior quarter, driven in part by circumstances arising from the COVID-19 pandemic, was determined to be not just a near-term reaction to pandemic-related virtual circumstances, but rather a longer-term growth trend for the Company’s business and the online education industry. From March 2020 to September 2020, over 21 million learners joined the Company’s platform, representing a 353% increase from the same period in 2019. In the same six-month period in 2020, the Company experienced more than 50 million course enrollments, representing a 444% increase from the six-month period from March 2019 to September 2019. Additionally, in September 2020, the Company announced the launch of two entry-level professional certificates in partnership with four industry partners.

For the September 30, 2020 valuation, the Company utilized the PWERM in order to allocate the enterprise value to each ownership class. There were two scenarios considered within the PWERM: 1) an IPO/merger/acquisition scenario on/around June 2021 (probability of 50%) and 2) a remain private scenario (probability of 50%),

U.S. Securities and Exchange Commission

February 11, 2021

each of which leveraged different approaches to determine enterprise value. Scenario 1 utilized the PCMMM market approach and Scenario 2 utilized a hybrid method involving both the income approach and the PCMMM market approach to determine enterprise value. For Scenario 1 the Company applied a DLOM of 15% to this scenario, given the accelerated growth and positive market reaction to its online offerings, and the absence of specific plans for an IPO as of September 30, 2020. The equity value was estimated based on the Company completing an IPO on a market approach valuation method, based on an analysis of the next-twelve-months revenue multiples for a group of guideline public companies. In the remain-private scenario, the equity value was derived assuming that the Company would not complete an IPO and would remain a privately held company.

There were various Series B and Series C preferred share private secondary transactions between various buyers and sellers between the June 2020 valuation and September 2020 valuation. Specifically, 1,182,494 Series B shares and 598,655 Series C shares were transacted at prices per share ranging from $13.10 to $25.78. The various prices for these private secondary transactions were set directly by the third-party purchasers and the Company did not have full disclosure with regard to the factors considered by these third parties in determining their proposed purchase prices. Based on the aforementioned factors, these transactions were determined to have no impact in the Company’s determination of the concluded common stock value.

The Company considered private transactions of 2,748,814 shares of common stock executed between June 2020 and September 2020, representing, in aggregate, 1.8% of the total fully diluted shares outstanding of the Company at the valuation date, which were executed at a weighted average price of $16.97 per share. Based on consideration of the factors mentioned above, including the low transaction volume, timing of the transactions, and the transactions occurring between unrelated parties with limited or no access to the Company’s financial information, a weighting of 35% was assigned to these private transactions, while a weighting of 65% was assigned to the common stock value from the PWERM as discussed above.

Based on the valuation methodology described above, the Company concluded the value of its common stock was $15.17 per share as of September 30, 2020.

December 31, 2020 Valuation

The increase in the Company’s valuation from September 30, 2020 to December 31, 2020 was partially attributable to a reduction in the time to exit event under both the IPO/merger/acquisition exit scenario and remain private scenario, as well as an increase in revenue multiples of the comparable companies selected within the PCMMM model. Additionally, subsequent to the September 2020 valuation, the

U.S. Securities and Exchange Commission

February 11, 2021

Company engaged with potential underwriters in late November 2020 and commenced preparation of its first confidential draft registration statement in December 2020 (submitted in early January 2021) in preparation for an IPO in the March 2021 timeframe. The Company increased the probability of the IPO/merger/acquisition scenario to 80% given the progress made towards the IPO.

For the December 31, 2020 valuation, the Company utilized the PWERM in order to allocate the enterprise value to each ownership class. There were two scenarios considered within the PWERM: 1) an IPO/merger/acquisition scenario on/around March 2021 (probability of 80%), and 2) a remain private scenario (probability of 20%), each of which leveraged a different approach to determine enterprise value. Scenario 1 utilized the PCMMM market approach and Scenario 2 utilized a hybrid method involving both the income approach and the PCMMM market approach to determine enterprise value. For Scenario 1, the Company applied a DLOM of 8%. The equity value was estimated based on the Company completing an IPO on a market approach valuation method, based on an analysis of the next-twelve-months revenue multiples for a group of guideline public companies. In the remain-private scenario, the equity value was derived assuming that the Company would not complete an IPO and would remain a privately held company.

Between the September 2020 valuation and December 2020 valuation, there were various Series B preferred share private transactions between various buyers and outside investors. Specifically, 383,500 Series B preferred shares were transacted at a price of $25.78 per share. The various prices for these private secondary transactions were set directly by the third-party purchasers and the Company was not involved in determining their proposed purchase prices. Based on the aforementioned factors, these transactions were determined to have no impact on the Company’s determination of the concluded common stock value.

There were various common share private secondary transactions between the Company’s employees, former employees, and outside investors that occurred shortly after the September 2020 valuation, in which 2,291,036 common shares were transacted at prices per share ranging from $15.00 to $17.00. Although the September 2020 valuation considered the IPO in the PWERM, significant progress regarding the Company’s contemplated IPO was made between the September 2020 and the December 2020 valuation dates, including the commencement in December 2020 of preparation of the Company’s draft registration statement in anticipation of a potential early January 2021 submission, which progress was not factored into the prices of the aforementioned private transactions. As the prices of these private transactions did not anticipate the significant IPO workstream progress made between the date of the above common stock transactions and the December 2020 valuation, these transactions were determined to have no impact on the determination of the concluded common stock value.

U.S. Securities and Exchange Commission

February 11, 2021

On October 31, 2020 and November 13, 2020, there were additional common stock private transactions between current employees and an outside investor, in which 130,000 total shares of common stock were transacted at a price of $25.50 per share. Additionally, as of the December 2020 valuation date, the Company was aware of a pending private secondary transaction between two outside investors through which 588,235 shares of common stock were expected to be transacted at a price of $25.50 per share. These private transactions were executed at a weighted average price of $25.41 per share. Based on consideration of the factors mentioned above, including the low transaction volume, timing of the transactions, and the transactions occurring between unrelated parties with limited or no access to the Company’s financial information, a weighting of 35% was assigned to these private transactions, while a weighting of 65% was assigned to the common stock value from the PWERM as discussed above.

Based on the valuation methodology described above, the Company concluded that the value of its common stock was $23.86 per share as of December 31, 2020.

Changes in the Fair Values of Underlying Common Stock through the December 31, 2020 Valuation

As previously discussed, no single event caused the valuation of the common stock to fluctuate, but instead the valuation has generally steadily risen over time as the Company has grown. For example, total revenue continued to grow sequentially in each quarter in 2020. Revenue increased by approximately 30%, in 2020 compared to 2019. The growth in revenue and the associated increase in the value of the Company’s common stock can be attributable to an increase in the Company’s operational performance, cash flows, and financial condition primarily driven by the COVID-19 pandemic and an increased likelihood of achieving a liquidity event. As the Company grew in size and approached the contemplated IPO, the Company updated the set of public company comparable to be used for valuation purposes, beginning with the June 2020 valuation, to include companies that had recently completed an IPO.

The significance of a company’s stage of development to valuation is that the more developed the company, generally the greater the reliability of its projections of operational and financial results, which allows for the use of income-based approaches to valuation. In addition, the more developed the company, the lower the uncertainty about achieving the projected results and therefore the lower the appropriate discount rate. For the March 2020 and June 2020 valuations, the Company selected a discount rate of 15.0%. As the Company continued to mature and forecast accuracy improved, the Board determined it was appropriate to lower the discount rate to 12.5% in the September 2020 valuation and to 12.0% in the December 2020 valuation.

U.S. Securities and Exchange Commission

February 11, 2021

Multiple Commentary

For the March 2020, June 2020, September 2020, and December 2020 valuations, the following multiples were considered:

•	Enterprise value[1] to trailing twelve months revenue;

•	Enterprise value to forward twelve months revenue; and

•	Enterprise value to two-year forward revenue.

The selected multiples that were ultimately applied to the Company’s financial data for each valuation incorporated adjustments to reflect differences between the Company and the guideline companies with respect to expected growth, profitability, and business risk. The guideline companies and recent IPOs selected as comparable were considered to be similar to the Company based on multiple factors, including the descriptions of the business, the operations and geographic presence, the financial size and performance, and the stock’s liquidity.

Growth – Overall, the Company expects to grow at a higher rate than many of the guideline companies. Due to higher revenue growth, an upward adjustment to the guideline company multiples was warranted.

Profitability – As of the respective valuation dates forecasted through 2021, the Company expected to continue to experience operating losses. However, long-term profitability for the Company was expected to be higher than many of the guideline company indications. As such, this factor resulted in a minimal impact on the concluded multiples.

Business Risk – Differences in business risk between the Company and the guideline companies were measured in terms of differences in size, based on trailing and forward revenues. The Company is expected to generate less revenue compared to the majority of the guideline companies. Additionally, the Company was deemed to be smaller and riskier than many of the guideline companies. As such, this factor had a downward adjustment on the concluded multiples.

Based on the factors above, for the June 2020, September 2020, and December 2020 valuations, management selected multiples related to the applicable exit event. In order to arrive at the projected Company enterprise value at the event date, the forecasted balance of the Company’s debt was subtracted from the indicated enterprise value, and the estimated cash and cash equivalents balance was added to arrive at the estimated value of the total equity. The Company’s forecasted debt within the aforementioned valuations was zero as there was no anticipated need for debt arrangements in the future.

[1]	Enterprise value for purposes of the multiple calculation within the PCMMM = invested capital value less cash, or the return to both debt and equity holders

U.S. Securities and Exchange Commission

February 11, 2021

*****

Please contact the undersigned at (650) 233-4564 with any questions regarding the foregoing response to the Staff’s comment, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Anne T. Cappel

Alan F. Denenberg